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                               February 10, 2022

       Jeffrey Miller
       Chief Financial Officer
       The Container Store Group, Inc.
       500 Freeport Parkway
       Coppell, TX 75019

                                                        Re: The Container Store
Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended April 3, 2021
                                                            Form 10-Q for
Fiscal Quarter Ended January 1, 2022
                                                            File No. 001-36161

       Dear Mr. Miller:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended January 1, 2022

       Financial Statements
       Note 10. Fair value measurements, page 18

   1.                                                   Your nonqualified
retirement plan assets are measured at fair value. Please disclose, if true, that these assets
are held in rabbi trusts, and describe the various types of underlying investments held (e.g.,
life insurance, equity and/or debt mutual funds, etc.). Also, tell us and disclose the line
items where you reflect (a) purchases and sales of the underlying investments held in
your statement of cash flows and (b) realized and unrealized gain
                                                        (loss) amounts in your
statements of operations and comprehensive income (loss). If the related cash flows are
not treated as investing cash flows, explain why not. Also, if any realized or unrealized
gain (loss) amounts related to underlying securities are reflected in income (loss) from
operations, explain why. Furthermore, provide us for each of the last three fiscal quarters
with roll forwards of activity during each period that reconcile to the fair values of your
nonqualified retirement plan assets as of each balance sheet date and include (a) the gross
purchase and sales activity for the underlying assets held and (b) the
 Jeffrey Miller
The Container Store Group, Inc.
February 10, 2022
Page 2
         amounts of all realized and unrealized gains (losses) for each period. Refer to ASC 230-
         10-45-11 through 45-13, ASC 230-10-45-21C, ASC 321-10-35-1 and Rule
5-03.7 of
         Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have any questions.



FirstName LastNameJeffrey Miller                             Sincerely,
Comapany NameThe Container Store Group, Inc.
                                                             Division of
Corporation Finance
February 10, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName